UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number: 001-34958

EASON TECHNOLOGY LIMITED

Room 612, 6/F, KaiYue Comm Building, No. 2C,

Argyle Street, Mongkok Kowloon, Hong Kong,

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Entry into an Asset Acquisition Agreement

On December 16, 2025, Eason Technology Limited (the “Company”) entered into a real estate purchase agreement (the “Purchase Agreement”) to acquire a commercial real property, located in Hubei, China, for an aggregate purchase price of approximately RMB 24,629,000 (or US$3.5 million) from a certain non-U.S. Person as defined in Regulation S of the Securities Act of 1933, as amended (the “Seller”) (the “Acquisition”). The Company agreed to issue to the Seller an aggregate of 63,600,000,000 Class A ordinary shares of the Company, par value $0.00005 per share (the “Share”).

The closing of the Acquisition is subject to receipt of the approval from the New York Stock Exchange and satisfaction of all other closing conditions.

The form of the Purchase Agreement is filed as Exhibit 99.1, and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Purchase Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Entry into a Material Agreement

On December 29, 2025, the Company entered into a securities purchase agreement (the “SPA”) with certain non-U.S. Persons, as defined in the Regulation S of the Securities Act of 1933, as amended (the “Investors”). Pursuant to the SPA, the Company agreed to sell up to an aggregate of 300,000 units, each unit consisting of 60,000 Shares and one warrant to purchase 60,000 Shares, at the price of $3.00 per unit to the Investors, for gross proceeds of $900,000 (the “Offering”). The Company currently intends to use the net proceeds from this Offering for working capital and general corporate purposes.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Investors are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (b) the absence of any undisclosed material adverse effect, and (c) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The closing of the Offering is subject to receipt of the approval from the New York Stock Exchange and satisfaction of all other closing conditions.

The form of the SPA is filed as Exhibit 99.2, and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

The Company plans to issue a press release announcing the Acquisition and the Offering on January 9, 2026. A copy of the press release is furnished hereto as Exhibit 99.3 and is incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description
99.1	Form of the Purchase Agreement
99.2	Form of Securities Purchase Agreement
99.3	Press Release

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eason Technology Limited

Date: January 9, 2026	By:	/s/ Longwen (Stanley) He
	Name:	Longwen (Stanley) He
	Title:	Chief Executive Officer

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